[Chapman and Cutler LLP Letterhead]

September 29, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments on behalf of the staff of Securities and Exchange Commission (the “Staff”), provided by telephone, regarding the outcome period table (the “Stacker Outcome Period Table”) proposed to be contained in the registration statements filed on Form N-1A (the “Registration Statements”) for Innovator ETFs Trust (the “Trust”) relating to the Innovator Double Stacker ETF – October, the Innovator Double Stacker 9 Buffer ETF – October and the Innovator Triple Stacker ETF – October (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1

The Staff requests each Fund enhance its disclosure with the respect to the term “hypothetical” to ensure investors are aware that the performance examples in the Stacker Outcome Period Table are in fact hypothetical.

Response to Comment 1

Pursuant to the Staff’s request, each Fund has revised its disclosure and bolded each instance of the term “hypothetical.”

Comment 2

The Staff requests each Fund delete its full name from the respective title of the Stacker Outcome Period Table.

Response to Comment 2

Pursuant to the Staff’s comment, each Fund has revised the title of the Stacker Outcome Period Table and have removed the terms “Innovator” and “ETF” from the table title.

Comment 3

The Staff notes that the Funds’ narrative disclosure for the Stacker Outcome Period Table states that the performance examples of the Underlying ETFs that correspond to each S&P 500 ETF performance example are hypothetical. The Staff requests that each Fund clarify that the S&P 500 ETF performance examples are also hypothetical.

Response to Comment 3

Pursuant to the Staff’s request, each Fund has revised its disclosure.

Comment 4

With respect to the Innovator Double Stacker 9 Buffer ETF, please clarify in a footnote that the Fund’s buffer may be reduced by the impact of the Fund’s annual management fee.

Response to Comment 4

Pursuant to the Staff’s request, the Fund has revised its disclosure.

Comment 5

The Staff requests each Fund revise its definition of “Leg Performance” to clearly describe that it represents the change in performance of the Fund for an Outcome Period that is a result of the Underlying ETF’s performance.

Response to Comment 5

Pursuant to the Staff’s request, each Fund has revised its disclosure.

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Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney

cc:	Morrison C. Warren; Chapman and Cutler LLP Innovator ETFs Trust